

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

31 October 2002

02 NOV -5 AH 8: 49

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



02055852

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3.   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 30 October 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

PROCESSED

NOV 2 1 2002

THOMSON
FINANCIAL

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre





Help | London Stock Exchange Home

Review Announcement

1 — (
details   te

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are sati announcement content, click on **confirm**. If you need to make any changes to the announcement details you have **previous**.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Forr you with useful advice on the creation of HTML format documents which should ensure presentational quality and fac speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 77 experience any major formatting issues not covered by this guide.

Click on **cancel** if you decide that you want to cancel the process of submitting this announcement. Please note tha cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Prudential plc and The Prudential Assurance Company Limited

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

PRUDENTIAL PLC
TOTAL NOTIFIABLE INTEREST   18,910,368
3.82%

REGISTERED HOLDERS

MAGIM HSBC GIS NOM (UK) SALI	45,361
PRUCLT HSBC GIS NOM(UK) PAC AC	18,100,119
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000
ROY NOMINEES 578079	52,033
ROY NOMS LTD 578052	23,302
ROY NOMS LTD 578141	61,608
ROY NOMS LTD 578192	127,945

THE PRUDENTIAL ASSURANCE COMPANY LIMITED
HOLDING   18,645,480
3.76%

REGISTERED HOLDERS
MAGIM HSBC GIS NOM (UK) SALI	45,361
PRUCLT HSBC GIS NOM(UK)PAC AC	18,100,119
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

30 October 2002

12. Total holding following this notification

18,910,368

13. Total percentage holding of issued class following this notification

3.82%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux - Assistant company secretary +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notific.

Greg McMahon – Group company secretary

Date of notification

30 October 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liabil
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract,
use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this do
ial.

previous    cancel    confirm



3 0 OCT 2002

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

The Company Secretary
MyTravel Group plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Fax: (0161) 232 6524   29 October 2002

Dear Sir/Madam,

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the
"Act"), we write to inform you that Prudential plc and certain of its
subsidiary companies have a notifiable interest in the issued share capital of
your company as detailed in the attached schedule.

For the purposes of S210 of the Act, the address for those companies
identified in the attached schedule is Laurence Pountney Hill London EC4R
0HH.

Yours faithfully

Richard Harding
for and on behalf of Prudential plc

Direct Line: 020 7548 3183
Direct Fax: 020 7548 3268

Enc.



M&G INVESTMENTS

M&G Investment
Management Limited
Laurence Pountney Hill
London
EC4R 0HH

Telephone:
020 7626 4588

www.mandg.co.uk

Notifiable Position Report for MYTRAVEL GROUP ORD GBP0.10

as at 28 October 2002

he holdings are calculated using an issued share capital of 494,900,710 ORD GBP0.10 shares

Registered Holder	Holding	%	
plc	18,910,368	3.82	Total Notifiable Interest
MAGIM HSBC GIS NOM(UK) SALI	45,361		
PRUCLT HSBC GIS NOM(UK) PAC AC	18,100,119		
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000		
ROY NOMINEES 578079	52,033		
ROY NOMS LTD 578052	23,302		
ROY NOMS LTD 578141	61,608		
ROY NOMS LTD 578192	127,945		
tial Assurance Company Limited	18,645,480	3.76	
MAGIM HSBC GIS NOM(UK) SALI	45,361		
PRUCLT HSBC GIS NOM(UK) PAC AC	18,100,119		
PRUCLT HSBC GIS NOM(UK) PPL AC	500,000		

End of Report

Registered Office: Laurence Pountney Hill, London EC4R 0HH. Registered in England No 936683. Regulated by the Financial Services Authority.